# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: DoubleDown Interactive Co., Ltd., CIK 0001799567
CUSIP: 25862B109
Title of class of securities: American depositary shares, each representing 0.05 common share, par value W10,000 per share
Address of issuer's principal executive offices: 13F, Gangnam Finance Center, 152, Teheran-ro Gangnam-gu, Seoul, Kuwait (M6), 06236
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001464790

## Reporting persons
- B. Riley Financial, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 209,320.6; sole dispositive power 0; shared dispositive power 209,320.6; aggregate amount beneficially owned 209,320.6 (8.4% of the class)
  Comment: * This percentage is based on 2,477,672 common shares outstanding according to the issuer's Form 6-K as filed with the U.S. Securities and Exchange Commission on November 12, 2024.
- B. Riley Securities, Inc.: type of reporting person: broker-dealer (BD); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 19,920.9; sole dispositive power 0; shared dispositive power 19,920.9; aggregate amount beneficially owned 19,920.9 (0.8% of the class)
  Comment: * This percentage is based on 2,477,672 common shares outstanding according to the issuer's Form 6-K as filed with the U.S. Securities and Exchange Commission on November 12, 2024.
- BRF Investments, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 189,399.8; sole dispositive power 0; shared dispositive power 189,399.8; aggregate amount beneficially owned 189,399.8 (7.6% of the class)
  Comment: * This percentage is based on 2,477,672 common shares outstanding according to the issuer's Form 6-K as filed with the U.S. Securities and Exchange Commission on November 12, 2024.
- Bryant R. Riley: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 13,165; shared voting power 209,320.6; sole dispositive power 13,165; shared dispositive power 209,320.6; aggregate amount beneficially owned 222,485.6 (9% of the class)
  Comment: * This percentage is based on 2,477,672 common shares outstanding according to the issuer's Form 6-K as filed with the U.S. Securities and Exchange Commission on November 12, 2024.

## Item 1. Issuer
Name of issuer: DoubleDown Interactive Co., Ltd.
Address of issuer's principal executive offices: 13F, Gangnam Finance Center, 152, Teheran-ro Gangnam-gu, Seoul, 06236, Republic of Korea

## Item 2. Person Filing
Name of person filing:
B. Riley Financial, Inc., a Delaware corporation ("BRF"),
B. Riley Securities, Inc., a Delaware corporation ("BRS"),
BRF Investments, LLC, a Delaware limited liability company ("BRFI"), and
Bryant R. Riley, an individual.
Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."
Address of principal business office or, if none, residence:
The principal business address of each of BRF, BRS, BRFI and Bryant R. Riley is:
11100 Santa Monica Blvd. Suite 800
Los Angeles, CA 90025
Citizenship:
BRF, BRS and BRFI are organized under the laws of the State of Delaware.
Bryant R. Riley is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of the date hereof, BRS directly owned 398,417 ADS, which represent 19,920.9 Common Shares. As of the date hereof, BRFI directly owned 3,787,995 ADS, which represent 189,399.8 Common Shares.

As of the date hereof, BRF as the parent company of BRS and BRFI may be deemed to have beneficially own 4,186,412 ADS, which represent 209,320.6 Common Shares.

As of the date hereof, Bryant R. Riley may beneficially own 4,449,711 ADS, which represent 222,485.6 Common Shares, of which (a) 101,385 ADS, which represent 5,069.3 Common Shares, are held jointly by Bryant R. Riley and his spouse, (b) 33,338 ADS, which represent 1,666.9 Common Shares, are held as sole custodian for the benefit of Abigail Riley, (d) 34,638 ADS, which represent 1,731.9 Common Shares, are held as sole custodian for the benefit of Charlie Riley, (e) 33,338 ADS, which represent 1,666.9 Common Shares, are held as sole custodian for the benefit of Eloise Riley, (f) 60,600 ADS, which represent 3,030 Common Shares, are held as sole custodian for the benefit of Susan Riley, and (g) 4,186,412 ADS, which represent 209,320.6 Common Shares, are held directly by BRS and BRFI in the manner specified in the paragraph above. The ADS previously reported as being held by the Robert Antin Children Irrevocable Trust were transferred to a different entity and as such, Bryant R. Riley is no longer deemed to have voting or dispositive power over the ADS.
Percent of class:
As of the date hereof, BRS directly owned 0.8% of the outstanding Common Shares. As of the date hereof, BRFI directly owned 7.6% of the outstanding Common Shares.

As of the date hereof, BRF as the parent company of BRS and BRFI may be deemed to have beneficially owned 8.4% of the outstanding Common Shares directly owned by BRS and BRFI.

As of the date hereof, Bryant R. Riley may beneficially own 9.0% of the outstanding Common Shares, including the Common Shares held directly by BRS and BRFI in the manner specified in the paragraph above.

These percentages are based on a total of 2,477,672 Common Shares outstanding as disclosed in the Issuer's Form 6-K as filed with the Securities and Exchange Commission on November 12, 2024.

The foregoing should not be construed as an admission by any Reporting Person as to beneficial ownership of any Common Shares owned by another Reporting Person. Each of the Reporting Persons disclaims beneficial ownership of the Common Shares that are not directly owned by such Reporting Person, except to the extent of their pecuniary interest therein.
Sole power to vote or to direct the vote: See cover page Items 5-9.
Shared power to vote or to direct the vote: See cover page Items 5-9.
Sole power to dispose or to direct the disposition: See cover page Items 5-9.
Shared power to dispose or to direct the disposition: See cover page Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- B. Riley Financial, Inc.: /s/ Bryant R. Riley, Bryant R. Riley, Co-Chief Executive Officer (02/14/2025)
- B. Riley Securities, Inc.: /s/ Andrew Moore, Andrew Moore, Chief Executive Officer (02/14/2025)
- BRF Investments, LLC: /s/ Phillip Ahn, Phillip Ahn, Authorized Signatory (02/14/2025)
- Bryant R. Riley: /s/ Bryant R. Riley, Bryant R. Riley (02/14/2025)